Exhibit 99.1

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PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

OVERSEAS REGULATORY ANNOUNCEMENT

THE PROPOSED ISSUANCE OF EXCHANGEABLE

CORPORATE BONDS BY THE CONTROLLING SHAREHOLDER

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

PetroChina Company Limited (the “Company”) recently received a written notification (the “Notification”) from China National Petroleum Corporation (“CNPC”), the controlling shareholder of the Company, informing the Company that CNPC proposed to use a part of the A shares of the Company held by CNPC as the underlined objects to issue exchangeable corporate bonds (the “Exchangeable Corporate Bonds”).

As at the date of this announcement, CNPC held 154,908,693,528 A shares of the Company, representing 84.64%1 of the total issued share capital of the Company. According to the Notification, the proposed term the Exchangeable Corporate Bonds will not exceed five years (including five years), and the proposed proceeds will not exceed RMB20 billion (including RMB20 billion). Subject to the fulfillment of the conditions for the exchange, it is proposed that the holders of the issued Exchangeable Corporate Bonds will be entitled to exchange their Exchangeable Corporate Bonds into A shares of the Company within the exchange period of the Exchangeable Corporate Bonds.

[1]	The aforementioned shares do not include 2,061,000,000 A shares of the Company transferred into CNPC-CSC- 17 CNPC EB Pledge and Trust Special Account by CNPC on 6 July 2017 as 17 CNPC EB pledge and trust, representing approximately 1.13% of the total issued share capital of the Company.

According to the Notification, the issuance of the Exchangeable Corporate Bonds is still pending for approval from the State-owned Assets Supervision and Administration Commission of the State Council and the China Securities Regulatory Commission. The final plan for the issuance of the Exchangeable Corporate Bonds will be determined based on market conditions after obtaining above-mentioned approval. The Company will disclose information in relation to the issuance of the Exchangeable Corporate Bonds and subsequent events in a timely manner in accordance with the relevant regulatory requirements.

By order of the Board

PetroChina Company Limited

Secretary to the Board

Wu Enlai

Beijing, the PRC

15 September 2017

As at the date of this announcement, the board of directors of the Company comprises Mr. Wang Yilin as the Chairman; Mr. Zhang Jianhua as Vice Chairman and non-executive director; Mr. Wang Dongjin as Vice Chairman and executive director; Mr. Yu Baocai, Mr. Liu Yuezhen, Mr. Liu Hongbin, Mr. Duan Liangwei and Mr. Qin Weizhong as non-executive directors; Mr. Hou Qijun as executive director; and Mr. Lin Boqiang, Mr. Zhang Biyi, Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito and Mr. Simon Henry as independent non-executive directors.